SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM N-8A

         NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF
                       THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: GE Capital Life Separate Account III
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Address of Principal Business Office (No. & Street, City, State Zip Code):

125 Park Avenue,  6th Floor, New York, New York 10017-5529
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Telephone Number (including area code): (212) 672-4400
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Name and address of agent for service of process:

Barry J. Grosman, President, GE Capital Life Assurance Company of New York, 125 Park Avenue, 6th Floor, New York, New York 10017-5529.

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of form n-8A:
YES  [ ]   NO [X]

Item 1.    Exact name of registrant.

           GE Capital Life Separate Account III.

Item 2. Name the state under the laws of which registrant was organized or created and the date of such organization or creation.

           Registrant was organized under New York law on March 20, 2000.

Item 3. Form of organization of registrant (for example, corporation, partnership, trust, joint stock company, association, fund).

Registrant is organized as a separate account of GE Capital Life Assurance Company of New York.

Item 4. Classification of Registrant (face amount certificate company, unit investment trust, or management company).

Registrant is organized as a unit investment trust.

Item 5.    If registrant is a management company:

           (a) state whether registrant is a "closed-end" company or an "open-end" company;

           (b) state whether registrant is registering as a "diversified" company or a "non-diversified" company (read Instruction 4(i) carefully before replying).

Not applicable.

Item 6.    Name and address of each investment adviser of registrant.

           Not applicable.

Item 7. If registrant is an investment company having a board of directors, state the name and address of each officer and director or registrant.

           Not applicable.

Item 8. If registrant is an unincorporated investment company not having a board of directors:

           (a)  state the name and address of each sponsor of registrant;

                Registrant is sponsored by GE Capital Life Assurance Company of New York, 125 Park Avenue, 6th Floor, New York, New York 10017-5529.

           (b) state the name and address of each officer and director sponsor of registrant;


               Senior Officers and Directors

               Name                            Address                            Positions and Offices with
                                                                                  Depositor
               Pamela S. Schutz                GE Financial Assurance             Chairperson
                                               6610 W. Broad Street
                                               Richmond, VA  23230
               Barry J. Grosman                GE Capital Life Assurance          President, Chief Executive
                                               Company of New York                Officer & Director
                                               125 Park Avenue, 6th Floor
                                               New York, NY 10017-5529



               Marshall S. Belkin              345 Kear Street                    Director
                                               Yorktown Heights, NY 10598
               Richard I. Byer                 Clark & Pope, Inc.                 Director
                                               317 Madison Avenue
                                               New York, NY 10017
               Thomas W. Casey                 GE Financial Assurance             Vice President and Chief
                                               6604 W. Broad St.                  Financial Officer
                                               Richmond, VA23230
               Stephen N. DeVos                GE Financial Assurance             Vice President and
                                               6604 W. Broad St.                  Investment Officer
                                               Richmond, VA 23230
               Bernard M. Eiber                55 Northern Blvd.                  Director
                                               Room 302
                                               Great Neck, NY 11021
               Jerry S. Handler                Handro Properties                  Director
                                               151 West 40th St.
                                               New York, NY 10018
               Gerald A. Kaufman               33 Walt Whitman Rd., Suite 233     Director
                                               Huntrington Station, NY 11746
               Donita King                     GE Financial Assurance             Senior Vice President,
                                               6610 W. Broad Street               General Counsel & Secretary
                                               Richmond, VA  23230
               Leon E. Roday                   GE Financial Assurance             Senior Vice President
                                               6604 West Broad St.
                                               Richmond, VA 23230
               A. Louis Parker                 GEFA Benefit Services              Director
                                               4850 Street Road
                                               Trevose, PA  19049
               Isidore Sapir                   Granit Apartments at the Granit    Director
                                               Apt. 756, P.O. Box 657
                                               Kernonkson, NY 12446
               Thomas A. Skiff                 GE Financial Assurance             Director
                                               1650 Los Gamos Dr.
                                               San Rafael, CA 94903
                                               First Colony Life                  Director
               Steven A. Smith                 700 Main Street
                                               Lynchburg, VA 24505
               Geoffrey S. Stiff               GE Financial Assurance             Director
                                               6610 W. Broad St.
                                               Richmond, VA  23230



          (c) state the name and address of each trustee and each custodian of registrant.

                Not applicable.

Item 9.   (a)  State whether registrant is currently offering its
               securities directly to the public (yes or no).

          No.

          (b) If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of such underwriter.

               Not applicable.

          (c) If answer to Item 9(a) is "no" and the answer to Item 9(b) is "not applicable," state whether registrant presently proposes to make a public offering of its securities (yes or no).

               Yes.

          (d) State whether registrant has any securities currently issued or outstanding (yes or no).

               No.

          (e) If answer to Item 9(d) is "yes," state as a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant's outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant's outstanding voting securities.

               Not applicable.


Item 10.  State the current value of registrant's total assets.

          Zero.

Item 11. State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958 (yes or no).

          No.

Item 12. Attach as an exhibit a copy of the registrant's last regular periodic report to its securityholders, if any.

          Not applicable.

                                   SIGNATURES

   Form of signature if registrant is an investment company having a board of directors:

         Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf of the city of Richmond and state of Virginia on the 20th day of March 2000.

    [SEAL]                        Signature /s/ Patricia L. Dysart
                                            ----------------------
                                            GE Capital Life Separate Account III
                                             (Name of Registrant)

                                  By   /s/ Patricia L. Dysart
                                       -----------------------------------
                                       (Name of director, trustee or
                                        officer signing on behalf
                                        of Registrant)

    Attest:/s/ Laura C. Deusebio
           ----------------------
                  (Name)
             Notary Public
           ---------------------
                  (Title)